EXHIBIT 4
to SCHEDULE 13D

                EXCLUSIVITY AND RIGHT OF FIRST REFUSAL AGREEMENT

     This EXCLUSIVITY AND RIGHT OF FIRST REFUSAL AGREEMENT (the "Agreement") is made and entered into as of October 7, 2002 among Sirenza Microdevices, Inc., a Delaware corporation ("Parent"), and Vari-L Company, Inc., a Colorado corporation (the "Company").

                                    RECITALS

     A. Parent and Company wish to mutually evaluate a potential acquisition by Parent of all or substantially all of the assets of the Company (the "Transaction"), on terms to be set forth in a definitive and binding written agreement between the Company and Parent (the "Definitive Agreement").

     B. In order to assist the Company in meeting certain working capital requirements and to secure the promises of the Company contained herein, Parent has agreed to lend the Company up to $5,300,000 upon the terms and subject to the conditions set forth in that certain Loan Agreement between the parties dated the date hereof regarding such loan facility (together with the related security agreement any and all exhibits, attachments and other agreements and instruments contemplated thereby, the "Loan Agreement").

     C. As an inducement to Parent to make the Loan Agreement and to evaluate the potential Transaction, the Company wishes to make the covenants and enter into the agreements set forth below.

     NOW, THEREFORE, in consideration of the substantial amount of resources Parent has and will expend in evaluating and negotiating the terms of the Transaction, the Loan Agreement and the covenants, promises and representations set forth herein, and for other good and valuable consideration, intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I

                                   EXCLUSIVITY

     1.1 No Solicitation.

         (a) No Solicitation or Negotiation. From and after the date of this Agreement until March 31, 2003, unless earlier terminated pursuant to Section
1.2 hereof (the "Exclusivity Period"), and except as set forth in this Section 1.1, the Company shall not, nor shall it authorize or permit any of its subsidiaries or any of its or its subsidiaries' respective directors, officers, investment bankers, attorneys, accountants or other advisors or representatives retained by them (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives, collectively, "Representatives") to directly or indirectly:

             (i) solicit, initiate, or knowingly encourage or induce the making of any Acquisition Proposal (as defined in Section 1.1(e)), including without limitation to amend or grant any waiver or release under any standstill or similar agreement with respect to any equity securities of the Company; or

             (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort by any person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal.

     Notwithstanding the foregoing, during the Exclusivity Period, the Company may, to the extent required by the fiduciary obligations of the board of directors of the Company (the "Company Board"), as determined in good faith by the Company Board after consultation with outside counsel, in response to a Superior Proposal (as defined in Section 1.1(e)) that did not result from a breach by Company of this Section 1.1, and subject to compliance with Section 1.1(c), (x) furnish information with respect to the Company to the person making such Superior Proposal and its Representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement (as defined in Section 1.1(e)), provided that any such information not previously provided to Parent shall be concurrently provided to Parent as well, (y) participate in discussions or negotiations with such person and its Representatives regarding any Superior Proposal, and (z) enter into a definitive agreement or other documents with respect to such Superior Proposal with such person after complying with all applicable obligations of the Company set forth in Article II hereof. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 1.1(a) by any Representative of the Company or any of its subsidiaries, whether or not such person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 1.1(a) by the Company.

         (b) No Alternative Acquisition Agreement. During the Exclusivity Period, neither the Company Board nor any committee thereof shall:

             (i) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 1.1(a) entered into in the circumstances referred to in Section 1.1(a)); or

             (ii) adopt, approve or recommend, or propose to adopt, approve or recommend, anyAcquisition Proposal.

     Notwithstanding the foregoing, during the Exclusivity Period, the Company Board may, in response to a Superior Proposal that did not result from a breach by the Company of this Section 1.1, take any action described in clauses (i) or
(ii) of the first sentence of this Section 1.1(b), but only to the extent that the Company Board determines in good faith (after consultation with outside counsel) that its fiduciary obligations require it to do so, and only after (A) the fifth business day following receipt by Parent of written notice advising it that the Company Board desires to take such action due to the existence of a Superior Proposal, specifying the action proposed to be taken by the Company Board, the material terms and conditions of such Superior Proposal and the identity of the person making such Superior Proposal, and (B) the Company has satisfied in all respects any and all of its applicable obligations to Parent pursuant to Article II hereof. Nothing in this Section 1.1 shall be deemed to affect any obligation of the Company under this Agreement except as explicitly set forth above. Notwithstanding the foregoing, the notice contemplated by clause (A) above need not be given with respect to any Third Party Offer (as defined in Section 2.2) during any period in which Article II is not applicable by virtue of Section 2.4.

         (c) Notices; Additional Negotiations. The Company shall promptly advise Parent orally, with written confirmation to follow promptly (and in any event within one business day), of any Acquisition Proposal or any request for nonpublic information, or of any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry. The Company shall not provide any information to or participate in discussions or negotiations with the person or entity making any Superior Proposal until two business days after the Company has first notified Parent of such Acquisition Proposal as required by the preceding sentence. The Company shall (i) keep Parent fully informed, on a current basis, of the status and details (including any change to the terms) of any such Acquisition Proposal or inquiry, (ii) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material (A) sent or provided to the Company from any third party in connection with any Acquisition Proposal (other than confidential due diligence materials regarding such third party sent to the Company by such third party in connection with an Acquisition Proposal) or (B) sent or provided by the Company to any third party in connection with any Superior Proposal, and (iii) if Parent shall make a counterproposal, consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal. Contemporaneously with providing any information to a third party in connection with any such Superior Proposal or inquiry, the Company shall furnish a copy of such information to Parent to the extent that such copy has not previously been provided to Parent. In addition to the foregoing, the Company shall provide Parent with at least 24 hours prior notice (or such lesser prior notice as provided to the members of the Company Board but in no event less than eight hours) of any meeting of the Company Board at which the Company Board is reasonably expected to consider a Superior Proposal or to recommend a Superior Proposal to its stockholders and together with such notice a copy of the definitive documentation relating to such Superior Proposal to the extent that such copy has not previously been provided to Parent.

         (d) Cessation of Ongoing Discussions. The Company shall, and shall cause its subsidiaries and its and their Representatives to, cease immediately all discussions and negotiations existing as of the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. As of the date of this Agreement, the Company represents that neither it nor any of its subsidiaries nor their Representatives is engaged, directly or indirectly, in any discussions or negotiations with any other party (other than Parent) with respect to an Acquisition Proposal.

         (e) Definitions. For purposes of this Agreement:

     "Acquisition Proposal" means (i) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, tender offer, recapitalization, share exchange or other business combination involving the Company or any of its subsidiaries, (ii) any proposal for the issuance by the Company or any of its subsidiaries of over 15% of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or assets (on a book or market value basis) of the Company, in each case other than a proposal or offer by Parent.

     "Confidentiality Agreement" means that certain letter agreement between the parties hereto and dated October 3, 2002 regarding their mutual non-disclosure obligations.

     "Superior Proposal" means any unsolicited, bona fide written proposal made by a third party to acquire more than 50% of the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation or a sale of its assets or otherwise, (i) on terms which the Company Board determines in its good faith judgment to be materially more favorable to the stockholders of the Company than the Transaction as then currently proposed by Parent in a Definitive Agreement or otherwise, taking into account all the terms and conditions of such third party proposal and the Transaction as then currently proposed by Parent in a Definitive Agreement or otherwise (including any proposal by Parent to amend the terms of the Transaction or the Definitive Agreement in response to the third party proposal) and (ii) that in the good faith judgment of the Company Board is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no Acquisition Proposal shall be deemed to be a Superior Proposal if any financing required to consummate the Acquisition Proposal is not committed, unless the Company Board determines in its good faith judgment (after consultation with a nationally recognized financial adviser) that such financing is more likely than not to be obtained upon reasonable terms and on a timely basis.

         (f) Anti-Takeover Statutes. The Company hereby represents to Parent that the entry by the parties into this Agreement, the Loan Agreement and the other documents and instruments contemplated thereby will not result in the applicability of any State of Colorado super-majority vote requirement, interested stockholder statute, anti-takeover statute or similar law or regulation to the parties or the Transaction.

     1.2 Termination. This Article I shall terminate upon the earlier of the date that Parent advises the Company in writing that (i) Parent is terminating all negotiations with the Company regarding a Transaction, (ii) Parent is no longer interested in pursuing the Transaction with the Company, or (iii) Parent defaults on its obligations to make loans pursuant to the Loan Agreement.

                                   ARTICLE II

                             RIGHT OF FIRST REFUSAL

     2.1 Grant of Right of First Refusal. The Company hereby grants to Parent a right of first refusal ("Right of First Refusal") as follows: the Company shall not execute or enter into any definitive agreement providing for, or redeem, amend or otherwise make its Rights Plan inapplicable to, an Acquisition Proposal unless a Third Party Sale Notice (as defined below) shall have first been provided to Parent and all applicable terms of this
Article II shall have first been complied with by the Company. As used herein, "Rights Plan" shall mean that certain Rights Agreement dated as of March 15, 1996 between the Company and American Securities Transfer, Inc., as amended from time to time.

     2.2 Notice of Offer. The "Third Party Sale Notice" required to be delivered to Parent under Section 2.1 hereof shall include the following elements: (a) a bona fide, written offer to the Company from a third party that sets forth in reasonable detail the material terms of the contemplated Acquisition Proposal, including, without limitation, the structure of the proposed transaction, the form and amount of consideration to be received by the Company and/or its shareholders, the material conditions to closing and pre and post closing covenants, any indemnity, escrow and termination fee terms, the material terms of any related agreements to be entered into in connection therewith and the name and address of the offeror (collectively, a "Third Party Offer"), (b) if such approval would be required to consummate the transaction contemplated by the Acquisition Proposal under the terms of the Company's charter documents or applicable law, written confirmation by an authorized representative of the Company that the Third Party Offer has been approved by resolution of the Company Board, (c) written confirmation by an authorized representative of the Company that Parent has the right to exercise its Right of First Refusal with regard to the Third Party Offer, and (d) copies of any correspondence and other materials available to the Company relating to such Third Party Offer (to the extent not previously provided).

     2.3 Exercise of Right of First Refusal. Upon delivery of a Third Party Sale Notice and within ten (10) business days of delivery thereof, Parent may elect to exercise its Right of First Refusal by providing the Company with an offer on terms and conditions which are in all material respects not less favorable from a financial point of view to the stockholders of the Company than those proposed by the Third Party Offer (the "Parent Offer"). The determination of whether the terms and conditions of a Parent Offer are in all material respects not less favorable from a financial point of view to the stockholders of the Company than those proposed by the Third Party Offer shall be made in good faith by the Company Board. Parent shall exercise its Right of First Refusal, if at all, by delivery of written notice to the Company on or before that date which is ten
(10) business days following delivery of a Third Party Sale Notice (the "Expiration Date"). Failure to deliver such written notice by the Expiration Date shall be deemed conclusive evidence of Parent's intent not to exercise such Right of First Refusal with respect to the Acquisition Proposal specified in the Third Party Sale Notice. In the event that Parent exercises its Right of First Refusal in accordance with this Article II, the Company shall use its commercially reasonable efforts in good faith to negotiate and execute a Definitive Agreement that reflects the Parent Offer, and the Company and its Representatives shall, consistent with the fiduciary duties of the Company Board, immediately terminate all current discussions with the third party regarding the Third Party Offer.

     2.4 Non-Exercise of a Right of First Refusal. In the event Parent does not affirmatively exercise its Right of First Refusal by the Expiration Date, the Company shall have the right, but not the obligation, to effect the transaction contemplated by the Acquisition Proposal proposed in the Third Party Offer on terms and conditions that are the same in all material respects to the terms and conditions described in the Third Party Sale Notice and the Third Party Offer. In the event such Acquisition Proposal is not (a) set forth in a definitive and binding written agreement executed by all necessary parties thereto within thirty (30) days following the Expiration Date, and (b) consummated within one hundred fifty (180) days following the Expiration Date, then the provisions of this Article II shall once again apply to such transaction and the Company shall be required to deliver a new Third Party Sale Notice with respect thereto and to otherwise comply with the terms hereof with respect thereto. If any new or modified Acquisition Proposal arises during the pendency of such a Third Party Offer, such Acquisition Proposal shall be subject to Article I (to the extent stated therein), Parent's Right of First Refusal and this Article II as well.

     2.5 Termination. Parent's Right of First Refusal shall expire at the earlier of: (i) the date that Parent advises the Company in writing that Parent is terminating all negotiations with the Company regarding a Transaction, (ii) the date that Parent advises the Company in writing that Parent is no longer interested in pursuing the Transaction with the Company, (iii) such time as the Loan Agreement has terminated and no loans remain outstanding thereunder, or
(iv) such time as Parent defaults on its obligations to make loans pursuant to the Loan Agreement.

                                   ARTICLE III

                                  MISCELLANEOUS

     3.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a)      if to Parent, to:

         Sirenza Microdevices, Inc.
         522 Almanor Avenue
         Sunnyvale, CA 94085
         Attention: Chief Financial Officer
         Telephone No.: (408) 616-5441
         Facsimile No.: (408) 739-0952

                  with a copy to:

         Wilson Sonsini Goodrich & Rosati, P.C.
         650 Page Mill Road
         Palo Alto, California 94304
         Attention: Steven V. Bernard
         Telephone No.: (650) 493-9300
         Facsimile No.: (650) 493-6811

         (b)      if to the Company, to:

                  Vari-L Company, Inc.
                  4895 Peoria Street
                  Denver, CO 80239
                  Attention: Chief Financial Officer
                  Telephone No.: (303) 371-1560
                  Facsimile No.: (303) 373-3870

                           with a copy to:

                  Cooley Godward LLP
                  380 Interlocken Crescent, Suite 900
                  Broomfield, CO 80021
                  Attention: James Linfield
                  Telephone No.: (720) 566-4000
                  Facsimile No.: (650) 566-4099

     3.2 Interpretation. The word "agreement" when used herein shall be deemed in each case to mean any contract, commitment or other agreement, whether oral or written, that is legally binding. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     3.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     3.4 Entire Agreement; Assignment. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof;
(b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided, except that Parent may assign its rights and delegate its obligations hereunder to its affiliates.

     3.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

     3.6 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     3.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     3.8 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     3.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     3.10 Termination. This Agreement may be terminated at any time by mutual written consent of the Company and Parent, and otherwise shall terminate at such time as all agreements contained in Articles I and II hereof have terminated by their terms.

     3.11 Amendment and Waiver. This Agreement may be amended (and compliance with any provision hereof may be waived) by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

     3.12 No Obligation. The Company and Parent acknowledge and agree that except as otherwise expressly provided herein, neither this Agreement nor any action taken in connection with this Agreement will give rise to any obligation on the part of either party (a) to continue discussions or negotiations with the other with respect to the Transaction, or (b) to pursue or enter into the Transaction or any other relationship of any nature with the other party.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be signed by their duly authorized respective officers, all as of the date first written above.

     SIRENZA MICRODEVICES, INC.

     By:    /s/ GERALD L. QUINNELL
            ----------------------
     Name:  Gerald L. Quinnell
     Title: EVP Business Development

     VARI-L COMPANY, INC.

     By:    /s/CHARLES R. BLAND
            -------------------
     Name:  Charles R. Bland
     Title: C.E.O.